Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.1

Date

2

1.2

Overview

2

1.2.1

Casierra Diamond Property, Sierra Leone

2

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

6

1.2.3

Goldsmith Property

6

1.2.4

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

6

1.2.5

Mineral Property Option Payments Due In Fiscal 2006

6

1.2.6

Market and Industry Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

7

1.5

Summary of Quarterly Results

9

1.6

Liquidity

11

1.7

Capital Resources

12

1.8

Off-Balance Sheet Arrangements

13

1.9

Transactions With Related Parties

14

1.10

Fourth Quarter

15

1.11

Proposed Transactions

15

1.12

Critical Accounting Estimates

15

1.13

Critical accounting policies and changes in accounting policies

15

1.14

Financial Instruments and Other Instruments

15

1.15

Other MD& A Requirements

15

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

15

1.15.2

Disclosure of Outstanding Share Data

16

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.1

Date

The effective date of this report is November 28, 2005.

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the audited financial statements of Cream Minerals Ltd. for the year ended March 31, 2005.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the six months ended September 30, 2005 (“fiscal 2006”), was $559,117 or $0.02 per share compared to Cream’s consolidated loss of $365,083 or $0.01 per share in the six months ended September 30, 2004 (“fiscal 2005”).

•

During fiscal 2006, Cream completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, for gross proceeds of $700,000.

•

During fiscal 2006, cash provided, primarily due to advances from related parties, was $146,236, compared to cash used for operations of $334,876 in fiscal 2005.  Cash expenditures on mineral property interests totalled $469,029 in fiscal 2006 compared to $561,488 in fiscal 2005.

•

Acquisition and exploration expenditures in fiscal 2006 included $293,154 on the Casierra property in Sierra Leone, $113,042 on the Fenix property in Mexico, which has been written off and $47,023 on Cream’s exploration properties in Canada.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Management is very encouraged by the results of work completed in Sierra Leone during the six months ended September 30, 2005.

The work was started on the Hima Exclusive Prospecting Licence for diamonds located on the Sewa River.  A survey defining the property boundaries was completed in February and a field camp was constructed near the village of Hima.  A report compliant with National Instrument 43-101 (“NI 43-101”) was completed by C. Ikona, PEng., BC, following a site visit in March 2005.

Initial work in 2005 involved a Banka drill program to define the distribution of gravels in terraces and flood plain areas on the Hima licence. This sampling has identified thicker gravels than indicated in the Hall Bulletin, a prior report on the property discussed by Mr. Ikona in his report.  The work will be a guide for further pit sampling, allowing the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was made during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

Offshore, on license EPL 5/94, a Russian geophysical consulting group who had assisted in the location of the first reported marine alluvial diamonds in 1995, was engaged to carry out additional work in Q1 fiscal 2006.  The earlier work on EPL 5/94 at a cost of approximately US$3,500,000 had identified more than 6 targets related to shallow magnetic bodies with a magnetic gradiometer survey that correlated to shallow buried channels identified with seismic array surveys and sub-bottom profiling.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well-known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

The Company received a report from independent geophysical contractors (Ask Geosolutions Ltd., Moscow and Yuzmorgeologia State Scientific Center, Gelendzhyk, Russia) detailing the interpretation and modelling of a marine magnetic survey over one of several targets on the offshore licences in Sierra Leone.  Yuzmorgeologia was the contractor of choice used by Casierra Development Funds Inc., the

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

licence holders, for the work in 1995 that lead to the discovery of the first marine alluvial diamonds reported offshore in Sierra Leone territorial waters.

The main purpose of this contracted program was the implementation of the magnetic surveys and data interpretation for the evaluation of shallow recent sediments deposited several hundred meters above the crystalline basement.  These sediments contain diamonds associated with weak magnetic features in the former and present distributary system of fluviatile sediments off the mouths of rivers in S.E. Sierra Leone.  The data for the interpretation were taken from a detailed survey of part of the area on license area EPL 5/94.  A total of 170 line kilometers were surveyed covering an area approximately 5 kilometers by 2 kilometers using a G-882 tow-fish magnetometer.  In-survey data review identified three strongly anomalous areas.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered 13 gem quality diamonds from near the seabed surface in waters less than 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work to develop this first target of many on the offshore licence. Magnetic heavy minerals occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by two large rivers, the Moa and the Mano.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  For millions of years the rivers have been conveying this material from diamond-bearing kimberlitic sources less than 100 kms upstream in Sierra Leone, Guinea and Liberia.

The post-survey data processing indicated five areas where bulk sampling should be undertaken.

The following description of these five areas is taken from the conclusions of the report.

1.

A submarine paleo-shoreline of 6,000 m length and associated with it a magneto-active layer of 100 to 400 m width and thickness of 1 to 3 meters.

2.

Channels cutting across the paleo-shoreline that are short life channels carrying fluvial sediments.

3.

A sector within a high-frequency part of the area with an anomalous magnetic field shows some distinct and well-correlated zones that can be followed from survey line to line in the recent/present deposition of the fluviatile sediments onto the sea floor.  These features are approximately from 1,500 m wide and more than 2,500 m long in size, with a thickness of up to 5 meters.

4.

A submarine paleo-distributary fan of the river within the NW part of the survey area.  The size of the identified area is 800 by 1,100 meters and has a thickness of 5 to 10 meters.  The depth of the magneto-active body is 10 to 40 meters.

5.

A larger body of 800 x 900 meters with a thickness of 210 meters was identified by results of mathematical modelling in the area of a main distributary channel.

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River (see Google earth) and that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

The exploration targets for the five areas of magnetoactive anomalies are summarized as volumes of sediment in the following table:

TABLE 1

L1(m)	L2(m)	H(m)	*Carat/m	Cu Meters	Comment
1,200	1,060	5	0.5	6,360,000	Recent surface seds. (Fig.10 area 1)
1,600	2,450	5	0.5	19,600,000	Modern distribution fan (Fig.10 area 2)
800	900	210	0.5	151,200,000	Big body in central paleo-channel
800	1,100	5	0.5	4,400,000	Paleo-distribution fan (Fig.10 area 4)
200	6,000	2	0.5	2,400,000	Paleo-strandline (Fig.6. Area near line P1-P2)

* Assumption based on Hall, P.K.

Note: The target estimates in Table 1 are conceptual in nature and are based on extrapolations that have not been systematically tested. Within the main anomalous distributary fan (see 19,600,000 cu meters in table above) some thirteen diamonds with a size range of 0.2 to 1.22 carats have been recovered from 11 out of 13 sample sites (some sample sites had two diamonds).  This sampling does not confirm any assumed grade but does confirm the association of diamonds with the magnetoactive distributary sediments.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.  Bulk sampling is planned in the next stage of exploration to make a thickness determination of the magnetic body and test for diamond content.  Exploration will be dependent upon the Company’s ability to raise sufficient funds to undertake the program which is budgeted at US$3 million.

Work reports submitted in October were accepted by the Sierra Leone Government and the Government has granted approval for the renewal and upgrading of the two large exclusive diamond licences held in that country to the tenure holder, Casierra Development Fund Inc. (Casierra).  The Company can now proceed with bulk sampling programmes on the Hima (EXPL 1/94) and the Offshore (EXPL 5/94) licences to define the best areas to start production on the properties.

Cream has received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US $1,564,000.

On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and a YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of Radio navigation, GPS and Navtex systems.  The estimated cost of this is US $2,998,000.

The budget for both programs was developed by Casierra and discussed with Charles Ikona, P. Eng., Pamicon Developments Ltd., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, and will continue to be the operator on the property.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the carrying value of the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retains its full interest in the property.  The original size of the property has been reduced by approximately 33%, including the CMM 1 claims, to reduce the carrying costs, consisting of taxes paid semi-annually.  Currently, a small work program is being carried out on the property consisting of a detailed mapping program, and the costs of $59,655 incurred have been expensed in the current period.

1.2.3

Goldsmith Property

Cream commenced the initial phase of its planned 2005 exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia in mid-October 2005.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs are now being followed up with detailed geological and structural mapping and expanded soil sampling.

Due to the gold values obtained in rock and soil samples throughout the length of this property, a two-phase work program is planned for 2005.  The initial phase, which commenced in mid-October, includes expanding the soil-sampling grid over the Lucky Jack Zone.  Also, in order to define drill and trench targets throughout the large anomalous zone, detailed geological and structural mapping and rock chip sampling were conducted over the Lucky Jack and Bullock Zones.  This exploration program is planned to define target areas for follow up with Phase II trenching and diamond drilling.

Linda Dandy, P.Geo. of P&L Geological Services is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.4

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In the year ended March 31, 2005, Cream, wrote off its acquisition and exploration costs on the “Fenix” and “La Fenix 2” gold-silver properties for a total write-off of $472,948.  Additional costs incurred in fiscal 2006 of $113,042 have also been written off.

1.2.5

Mineral Property Option Payments Due In Fiscal 2006

In the year ended March 31, 2006, cash payments of $31,667 are required to be made in addition to the issuance of 116,667 common shares, to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $6,667 have been made and 116,667 common shares have been issued.  An option payment of $10,000 due in August on the Kootenay Gemstone property has not been made.  To November 28, 2005, under the terms of the agreement with BHP Billiton Diamonds Inc. (“BHP Diamonds”) on the Trout Claim Group, BHP Diamonds has reimbursed the Company $18,250, which is the cash paid by the Company and the market value of the Company’s common shares issued by the Company to the optionor of the Trout Claim Group.

1.2.6

Market and Industry Trends

The prices of gold and silver have increased, continuing an overall uptrend which started in 2004.  The average gold and silver prices in 2004 averaged US$409.72 and US$6.67 per ounce, respectively, and the 2005 average prices to November 28, 2005, were US$438.90 and US$7.19 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2005	As at March 31, 2004	As at March 31, 2003

Current assets	$ 272,923	$ 1,269,340	$ 24,301
Mineral property interests	705,730	1,389,607	527,656
Other assets	148,518	95,898	85,398
Total assets	1,127,171	2,754,845	637,355

Current liabilities	138,550	216,080	502,430
Shareholders’ equity	988,621	2,538,765	134,925
Total shareholders’ equity and liabilities	$ 1,127,171	$ 2,754,845	$ 637,355

Working capital (deficiency)	$ 134,373	$ 1,053,260	$ (478,129)

	For the years ended March 31,
	2005	2004	2003
Expenses
Amortization	$ 8,536	$ --	$ --
Foreign exchange losses	13,958	10,949	9,750
Legal, accounting and audit	58,787	41,717	18,871
Management fees	30,000	30,000	7,500
Office and administration	90,536	40,086	34,942
Property investigation costs	25,193	1,042	11,522
Salaries and benefits	64,855	33,056	30,705
Shareholder communications	114,625	85,342	29,639
Stock-based compensation	288,601	216,328	5,939
Travel and conferences	25,673	21,199	532
Write-down of investments	12,191	--	--
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of value added taxes recoverable	91,411	--	--
Interest	(5,341)	(1,423)	(337)
Loss for the year	(2,815,003)	(490,869)	(1,256,437)

Loss per common share	$ (0.10)	(0.02)	$ (0.07)

Weighted average number of common shares outstanding – basic and diluted	28,765,766	23,188,307	19,249,054

1.4

Results of Operations

Six Months Ended September 30, 2005, Compared to Six Months Ended September 30, 2004

In fiscal 2006, Cream incurred a loss of $559,117, or loss per common share of $0.02, compared to a loss of $365,063, or a loss of $0.01 per common share in fiscal 2005.

Total operating expenses, before interest income, stock-based compensation, property write-downs, and

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

foreign exchange gains totalled $454,081 in fiscal 2006, compared to $213,912 in fiscal 2005.  Exploration costs of $113,042 incurred on the Fenix property, and $59,655 in exploration costs incurred on the Nuevo Milenio property have been written off in fiscal 2006.  In the year ended March 31, 2005, the Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,523,030 to a nominal carrying value of $1, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.  Additional costs relating to these exploration projects will continue to be written off in fiscal 2006.

Cream has incurred exploration expenses in Mexico and in Sierra Leone in fiscal 2006, and there can be some foreign exchange risks associated with exploration in foreign jurisdictions.  Most significant exploration costs are denominated in United States dollars which may mitigate foreign exchange risks.  Foreign exchange losses decreased nominally from $6,451 in fiscal 2005 to $2,418 in fiscal 2006.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with the U.S. Dollar and Mexican peso, compared to the Canadian dollar, and as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit decreased from $21,134 in fiscal 2005 to $12,242 in fiscal 2006.  Legal fees have decreased in fiscal 2006, as legal fees related to property acquisitions were incurred in fiscal 2005 or earlier.  Accounting and legal fees for corporate tax returns and securities’ filings related to the Company’s year end filings were incurred in the second quarter of fiscal 2006.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $7,500 in each quarter.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.

Office and administration costs increased from $37,219 in fiscal 2005 to $71,085 in fiscal 2006.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  Administration costs and salaries and benefits are higher in fiscal 2006 due to the accounting costs related to the exploration on the Casierra project

Salaries and benefits have increased from $40,299 in fiscal 2005 to $61,104 in fiscal 2006.  Wages are higher than in prior years and will continue to be higher due to the time required for complying with increased reporting and regulatory regulations.  Additional accounting salaries are being incurred with respect to accounting for the Casierra project costs.

Stock-based compensation of $137,319 in fiscal 2006 is related to the vested portion of five-year stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, and the initial vesting of five-year stock options at a price of $0.165 per share, granted to directors, officers, consultants and employees on August 3, 2005, which compares to $148,984 incurred in fiscal 2005.  The 2005 expense relates to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 141% in the year ended March 31, 2005, and 111% in the six months ended September 30, 2005.

Shareholder communications have increased from $69,739 in fiscal 2005 to $106,883 in fiscal 2006.  Currently, the Company utilizes the services of an investor relations’ consultant.  The Company has an

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $6,000 in each fiscal period.  On September 29, 2005, Cream Minerals shares began trading at the Freiverkehr, under the symbol DFL (ISIN CA 2252635081).  The Skontrofuehrer is N.M. Fleischhacker AG, Frankfurt.

The Company has also signed an Investor Relations Service Agreement with AXINO AG (“Axino”) of Stuttgart, Germany.  Axino is a privately owned full-service investor relations firm based in Stuttgart, Germany, with a special focus on the German speaking financial community.  Axino specializes in representing resource sector companies that wish to obtain investor exposure and develop a shareholder following in the European financial markets.  Axino has advised Cream that it and its principals do not hold directly or indirectly any shares of Cream and do not have any right, warrant or option to acquire such shares.

Under the terms of the Agreement, Axino will consult with and assist Cream with respect to creating awareness of Cream in Germany and the rest of the European financial community.  Axino will also disseminate investor relations information and maintain timely contact with Cream’s current and potential investors as well as investment industry professionals.

Under the terms of the agreement, Axino received a one-time fee of EUR 6,000 consisting of EUR 3,000 in fees for costs associated with Cream’s listing on the Frankfurt Stock Exchange and EUR 3,000 for establishing and maintaining Cream’s German language website.  The term of the contract is for six months and it will automatically be renewed for additional six-month periods until it is terminated by either party, in writing, within 30 days notice of a renewal date.  Payment of Axino’s fees will be funded from Cream’s working capital.

Officers of the Company travelled to Europe in May of 2005.  The costs of these trips and fees paid were incurred in fiscal 2006, increasing travel and conference cost and shareholder communications costs.  Travel and conference expenses have increased from $9,430 in fiscal 2005 to $40,375 in fiscal 2006, reflecting the costs related to this fundraising trip.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the past two fiscal years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Casierra Property, Sierra Leone	Stephens Lake, Manitoba
Fiscal 2004
Third Quarter	111	30,393	218,380	--	--	--
Fourth Quarter	1,498	91,406	366,546	--	--	34,276
Fiscal 2005
First Quarter	514	108,223	367,308	--	--	2,257
Second Quarter	7,410	46,829	5,348	107,634	--	9,696
Third Quarter	38,269	37,663	6,539	199,550	--	(10,245)
Fourth Quarter	8,695	30,298	6,073	165,764	187,536	(13,260)
Fiscal 2006
First Quarter	260	41,015	--	113,044	251,041	(6,403)
Second Quarter	748	11,698	59,655	(2)	42,113	(295)

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

Quarterly information for the eight quarters to September 30, 2005, is as follows:

Statement of Operations Data (Cdn$)	Three months ended December 31, 2003	Three months ended March 31, 2004	Three months ended June 30, 2004	Three months ended September 30, 2004
Investment and other income	$ 406	$ 974	$ 573	$ 3,711
General and administrative expenses	60,941	108,799	82,005	117,266
Stock-based compensation	108,691	107,637	102,427	46,558
Property investigations	(237)	160	52	21,039
Mineral property write-downs	--	2,766	--	--
Loss according to financial statements	168,989	218,388	183,911	181,152
Loss from continuing operations per common share	0.01	0.02	0.01	0.00

Statement of Operations Data (Cdn$)	Three months ended December 31, 2004	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005
Investment and other income	$ 892	$ 165	$ 189	$ 49
General and administrative expenses	56,935	150,764	184,441	134,739
Stock-based compensation	96,733	42,884	29,651	107,668
Property investigations	18,136	(14,034)	--	--
Mineral property write-downs	1,516,957	479,021	113,044	59,653
Write-down of investments	--	12,191	--	--
Write-down (recovery of value added tax	--	91,411	--	(69,841)
Loss according to financial statements	1,687,869	762,072	326,947	232,170
Loss from continuing operations per common share	0.06	0.03	0.01	0.01

Three Months Ended September 30, 2005, Compared To Three Months Ended September 30, 2004

For the three months ended September 30, 2005 (Q2 2006), Cream incurred a loss of $232,170 or $0.01 per common share, compared to $181,152, or $0.01 per common share for the three months ended September 30, 2004 (Q2 2005).  Total operating expenses, before interest income and recovery of value added taxes, were $302,060 in Q2 2006 as compared to $184,863 in Q2 2005.

Legal, accounting and audit fees increased from $10,146 in Q2 2005 to $12,242 in Q2 2006, primarily due to additional audit work related to new regulatory requirements and changes.  Audit time was significantly higher in Q2 2005 as the annual audit required more transaction analysis, particularly the increased exploration costs in Mexico.  Salaries and benefits increased from $16,927 in Q2 2005 to $27,865 in Q2 2006.  Office and administration costs remained constant at $30,879 in Q2 2005 compared to $30,952 in Q2 2006.

Shareholder communications increased from $39,986 in Q2 2005 to $47,884 in Q2 2006.  Listing and filing fees increased from $3,678 in Q2 2005 to $17,037 in Q2 2006, which includes the listing fee on the Frankfurt exchange.  Other costs included in shareholder communications include dissemination costs,

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

printing costs, and transfer agent fees.

Stock-based compensation of $107,668 was recorded in Q2 2006, compared to stock-based compensation of $46,557 recorded in Q2 2005.  Stock-based compensation of $107,668 in Q2 2006 is comprised of the vested portion of five-year stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, and the initial vesting of five-year stock options at a price of $0.165 per share, granted to directors, officers, consultants and employees on August 3, 2005,

The Company has investor relation contracts with Renmark and Arbutus Enterprises Ltd. “(Arbutus”).  During Q2 2005 cash payments of $5,000 were made to Renmark, compared to $Nil in Q2 2006, and $6,000 was paid to Arbutus in Q2 of each fiscal year.  Renmark and Arbutus are at arms length to the Company.

Travel and conference costs of $2,852 in Q2 2005 compares to $Nil in Q2 2006.  No tradeshows were attended in Q2 2006, and travel related to exploration work is included in exploration costs.

1.6

Liquidity

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.  Cash advances made by the Company’s major shareholder have been made by exercise of warrants and stock options.  It may be necessary to issue shares for debt in the future.  Subsequent to September 30, 2005, 250,000 shares were issued on the exercise of stock options.  Funds advanced in the Q2 2006 were used for the exercise.

At September 30, 2005, Cream had a working capital deficiency of $263,986 (March 31, 2005 – positive working capital of $134,373), and an accumulated deficit of $17,599,669 (March 31, 2005 - $17,040,552).

Investing Activities and Capital Expenditures

Current assets decreased to $109,799 at September 30, 2005, from $272,923 at March 31, 2005.  The Company is unable to meet its current commitments of $373,785 (March 31, 2005 - $138,550) from current existing cash balances.  The current liability includes $343,401, which is due to related parties.  The Company’s working capital deficiency at September 30, 2005, is $263,986.

The market value of investments in marketable securities was $27,314 at September 30, 2005, compared to $33,166 at March 31, 2005.  The marketable securities held are highly volatile.  The book value of all of the Company’s investments is $56,705 (March 31, 2005 - $56,705).  Investments include marketable securities with a book value of $30,796 (March 31, 2005 - $30,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Mineral Property Payments

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to an agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”).  The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property.  A drilling program planned by BHP Billiton during the first quarter was curtailed due to weather conditions and has been delayed until the next field season in the winter of 2005-2006.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

To date, in fiscal 2006, the Company has recovered $18,250 relating to acquisition costs from BHP Billiton for payments of cash and value of common shares paid to the optionor of the Trout Claim Group.  The Company issued 16,667 common shares at a price of $0.16 per common share and made a payment of $10,000 to the optionor of the property, and the value of the shares in cash and the option payment were reimbursed to the Company by BHP Billiton.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (150,000 issued to date) and payments totalling $110,000 ($15,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (300,000 issued to date) and cash payments totalling $200,000 (20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.  A payment due on August 21, 2005, of $10,000 has not been made.

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc., (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, Cream has the exclusive right and option to earn up to a 70% interest in the property by completing the following exploration expenditures on the property and by making the following share issuance payments to the optionor:

•

Cream will be vested with an undivided 51% of Casierra’s interest in the company which owns the property by issuing a total of 200,000 common shares of the Company, 100,000 common shares on March 16, 2005, and 100,000 common shares within 12 months, which were also issued, for a total of 200,000 common shares, and by completing US$500,000 in exploration expenditures on the property by March 16, 2006, of which $396,875, including asset purchases, has been expended to June 30, 2005.

•

Cream may acquire an additional 19% undivided interest (for a total 70% of Casierra’s interest) by issuing an additional 300,000 common shares of the Company by March 16, 2007, and completing an additional US$300,000 in exploration expenditures on the property.

The Company expended $113,042 on the Fenix property in Mexico, including site activities of $40,628, drilling of $8,791, assays and analysis of $2,111, travel and accommodation of $18,723, and geological of $42,789.  The exploration results did not meet the Company’s expectations and as a result the Company wrote off the Fenix property during the year ended March 31, 2005.  The exploration costs detailed above of $113,042 have also been written off in the current period.

1.7

Capital Resources

The Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants, exercisable at an exercise price of $0.45 per share, for up to 1,200,000 common shares of Cream, expired unexercised.

In the six months ended September 30, 2005, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, consisting of one common share and one non-transferable

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

share purchase warrant, for net proceeds of $697,666.  Each share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders’ fee units.

The Company issued 16,667 common shares and paid $6,667 pursuant to the option agreement on the Trout Claim Group.  A payment from BHP Billiton of $18,250 was received by the Company, pursuant to its option agreement on the Company’s interest in the Trout Claim Group.  This payment is the total of the cash payments made by the Company and the cash equivalent of the shares issued to the optionor of the Trout Claim Group.

In the six months ended September 30, 2005, 486,600 stock options were exercised at a price of $0.10 to acquire 486,600 common shares.  On August 3, 2005, 1,485,000 stock options were granted to directors, officers, employees and consultants at a price of $0.165 per share, expiring August 3, 2010.  Subsequent to September 30, 2005, 250,000 stock options were exercised at a price of $0.165 to acquire 250,000 common shares, and 500,000 stock options were granted to an officer and director, at a price of $0.215 per share, with an expiry date of October 28, 2010.

It will be necessary for the Company to enter into a private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties, as the Company currently has a working capital deficiency of $263,986, and with its current cash balances, will be unable to conduct its planned exploration programs.  Currently, the Company has been funded primarily by cash advances from its major shareholder.

The Company’s primary exploration activity to date in fiscal 2006 has been on its Casierra property in Sierra Leone.  A marine geophysical program was conducted and ship rental, geological and supervisory work totalled $293,154.  Site activities totalled $41,554, a Banka drilling program totalled $18,172, a marine survey at a cost of $13,054, geological and geophysical at $183,259, and travel and accommodation costs, including travel to Sierra Leone, totalled $37,115.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.9

Transactions With Related Parties

	Six months ended September 30,
	2005	2004
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 141,102	$ 92,061
Lang Mining Corporation (b)	15,000	15,000
Director (c)	43,179	65,504
Legal fees	10,896	20,988

	September 30, 2005	March 31, 2005

Balances receivable from:
Casierra project advances	$ --	$ 162,025

Balances payable to (e):
Casierra Project Payables	56,232	--
Directors	198,039	52,204
LMC Management Services Ltd.	69,244	53,306
Lang Mining Corporation	--	--
Legal fees	19,886	8,278
	$ 343,401	$ 113,608

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Fund Inc., incorporated in British Columbia and its subsidiary company, Casierra Diamond Corporation, also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Three other directors of the Company hold collectively less than 0.017% of the issued and outstanding shares of Casierra Diamond Fund Inc.

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at September 30, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2005.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 29, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 28, 2005

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

32,576,276 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

724,000	0.15	April 26, 2007
1,219,300	0.54	December 18, 2008
600,000	0.30	October 6, 2009
1,235,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010

Warrants Outstanding

There are 2,032,350 warrants outstanding at a price of $0.45, expiring on April 18. 2006.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2005

Other Information

Controls and Procedures

As of April 1, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

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